
February 24, 2015

Via E-mail
Chet Kapoor
Chief Executive Officer
Apigee Corporation
10 S. Almaden Blvd., 16th Floor
San Jose, California 95113

> **Re:** **Apigee Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted February 9, 2015**
> **CIK No. 0001324772**

Dear Mr. Kapoor:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise indicated, references to prior comments are to those provided in our letter dated January 29, 2015.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

Our business and growth depend on our ability to obtain subscription and maintenance renewals from existing customers…, page 18

1. We refer to your response to prior comment 1. Please provide a more detailed explanation of why you believe that quantitative disclosure of renewal rates of the current version of Apigee Edge would not be informative and meaningful to investors, given your statement that "the Company believes renewal rates are an important metric in evaluating the Company's business in the long term." In light of disclosure in the registration statement that the typical term of your subscriptions and time-based licenses is one year, it appears that renewal data for a product released in August 2012 could be meaningful. In this regard, tell us what percentage of your subscription and time-based

licenses for the current version of Apigee Edge were eligible for renewal during the periods covered by the financial statements included in the registration statement. Please also tell us what consideration you gave to disclosing what renewal data you do have, accompanied by an explanation of why you believe it may not be a reliable indicator of future renewal rates or other such contextual disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 63

2.   We note your response to prior comment 4. Please clarify how the cloud/subscription revenue arrangements are similar to your support services. In this regard, clarify your statement that these services "are not identical". While they both are provided as a service, it appears that subscription services include different deliverables than support services. In particular, we note that support services are bifurcated from on-premises software licenses whereas subscription arrangements include the rights to access the license and to support services.

Business

Customers' Case Studies, page 98

3.   To the extent you have not already done so, please revise to clarify the dates of the events described in your case studies.

Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition, page F-11

4.   In your response to our prior comment 8, you indicate that ASC 985-605-55-64 provides guidance that support renewal terms in perpetual licenses does not provide VSOE for support bundled in time-based licenses. Please clarify how you considered ASC 985-605-55-66(a) and 66(b), in your determination that VSOE related to the arrangement fees for your perpetual licensees cannot be used to allocate the arrangement fees for your time-based licenses. Further, disclose that you separate the timed-based support services from its licenses for financial statement presentation purposes only.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        David J. Segre
        Wilson Sonsini Goodrich & Rosati, P.C.